UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2009.
Commission File Number: 001-31221
Total number of pages: 15

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Information furnished in this form:

1. Report filed on November 4, 2009 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: November 4, 2009	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2009 and MARCH 31, 2009

	Millions of yen
	September 30, 2009	March 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	¥550,642	¥599,548
Short-term investments	32,158	2,448
Accounts receivable	779,913	835,063
Allowance for doubtful accounts	(17,105)	(15,072)
Inventories	178,787	123,206
Deferred tax assets	99,852	102,903
Prepaid expenses and other current assets	207,675	179,632

Total current assets	1,831,922	1,827,728

Property, plant and equipment:
Wireless telecommunications equipment	5,422,824	5,361,043
Buildings and structures	821,085	814,056
Tools, furniture and fixtures	526,140	519,213
Land	198,874	198,985
Construction in progress	112,674	99,232
Accumulated depreciation and amortization	(4,439,012)	(4,301,044)

Total property, plant and equipment, net	2,642,585	2,691,485

Non-current investments and other assets:
Investments in affiliates	590,671	572,014
Marketable securities and other investments	151,126	141,544
Intangible assets, net	594,021	578,728
Goodwill	183,515	154,385
Other assets	253,570	273,440
Deferred tax assets	254,354	248,896

Total non-current investments and other assets	2,027,257	1,969,007

Total assets	¥6,501,764	¥6,488,220

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥14,000	¥29,000
Accounts payable, trade	475,995	668,525
Accrued payroll	51,233	58,627
Accrued interest	1,054	1,187
Accrued income taxes	207,743	238,742
Other current liabilities	152,223	152,354

Total current liabilities	902,248	1,148,435

Long-term liabilities:
Long-term debt (exclusive of current portion)	610,556	610,233
Liability for employees’ retirement benefits	151,413	146,326
Other long-term liabilities	279,204	239,918

Total long-term liabilities	1,041,173	996,477

Total liabilities	1,943,421	2,144,912

Equity:
NTT DoCoMo, Inc. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	785,045	785,045
Retained earnings	3,246,342	3,061,848
Accumulated other comprehensive income (loss)	(39,669)	(65,689)
Treasury stock, at cost	(389,299)	(389,299)
Total NTT DoCoMo, Inc. shareholders’ equity	4,552,099	4,341,585
Noncontrolling interests	6,244	1,723

Total equity	4,558,343	4,343,308

Commitments and contingencies

Total liabilities and equity	¥6,501,764	¥6,488,220

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
SIX MONTHS ENDED SEPTEMBER 30, 2008 and 2009

	Millions of yen
	Six months ended	Six months ended
	September 30, 2008	September 30, 2009
Operating revenues:
Wireless services	¥1,948,540	¥1,893,265
Equipment sales	319,244	252,542
Total operating revenues	2,267,784	2,145,807

Operating expenses:
Cost of services (exclusive of items shown separately below)	413,731	449,617
Cost of equipment sold (exclusive of items shown separately below)	408,027	340,877
Depreciation and amortization	348,387	337,809
Selling, general and administrative	520,693	532,281
Total operating expenses	1,690,838	1,660,584

Operating income	576,946	485,223

Other income (expense):
Interest expense	(2,398)	(2,989)
Interest income	1,045	668
Other, net	(15,437)	(3,021)
Total other income (expense)	(16,790)	(5,342)

Income before income taxes and equity in net income (losses) of affiliates	560,156	479,881

Income taxes:
Current	233,831	210,887
Deferred	(14,434)	(16,764)
Total income taxes	219,397	194,123

Income before equity in net income (losses) of affiliates	340,759	285,758

Equity in net income (losses) of affiliates, net of applicable taxes	5,921	292

Net income	346,680	286,050

Less: Net (income) loss attributable to noncontrolling interests	(21)	(1,332)

Net income attributable to NTT DoCoMo, Inc.	¥346,659	¥284,718

Net income	¥346,680	¥286,050
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,945)	14,082
Change in fair value of derivative instruments, net of applicable taxes	(159)	(35)
Foreign currency translation adjustment, net of applicable taxes	(16,672)	11,691
Pension liability adjustment, net of applicable taxes	(362)	296
Total other comprehensive income (loss)	(23,138)	26,034

Comprehensive income	323,542	312,084

Less: Comprehensive (income) loss attributable to noncontrolling interests	(20)	(1,346)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥323,522	¥310,738

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,406,379	41,759,807

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc. (yen)	¥8,174.69	¥6,817.99

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2008 and 2009

	Millions of yen
	Three months ended	Three months ended
	September 30, 2008	September 30, 2009
Operating revenues:
Wireless services	¥971,077	¥951,470
Equipment sales	126,461	109,583
Total operating revenues	1,097,538	1,061,053

Operating expenses:
Cost of services (exclusive of items shown separately below)	210,117	230,286
Cost of equipment sold (exclusive of items shown separately below)	165,979	150,051
Depreciation and amortization	179,907	168,804
Selling, general and administrative	261,078	278,508
Total operating expenses	817,081	827,649

Operating income	280,457	233,404

Other income (expense):
Interest expense	(1,258)	(1,375)
Interest income	479	350
Other, net	(7,941)	38
Total other income (expense)	(8,720)	(987)

Income before income taxes and equity in net income (losses) of affiliates	271,737	232,417

Income taxes:
Current	131,300	121,356
Deferred	(29,902)	(27,476)
Total income taxes	101,398	93,880

Income before equity in net income (losses) of affiliates	170,339	138,537

Equity in net income (losses) of affiliates, net of applicable taxes	2,797	(529)

Net income	173,136	138,008

Less: Net (income) loss attributable to noncontrolling interests	13	(666)

Net income attributable to NTT DoCoMo, Inc.	¥173,149	¥137,342

Net income	¥173,136	¥138,008
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(4,997)	3,620
Change in fair value of derivative instruments, net of applicable taxes	(141)	(8)
Foreign currency translation adjustment, net of applicable taxes	1,849	2,805
Pension liability adjustment, net of applicable taxes	(112)	147
Total other comprehensive income (loss)	(3,401)	6,564

Comprehensive income	169,735	144,572

Less: Comprehensive (income) loss attributable to noncontrolling interests	17	(665)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥169,752	¥143,907

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,309,587	41,759,807

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc. (yen)	¥4,092.43	¥3,288.86

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
SIX MONTHS ENDED SEPTEMBER 30, 2008 and 2009

	Millions of yen
	Six months ended	Six months ended
	September 30, 2008	September 30, 2009
Cash flows from operating activities:
Net income	¥346,680	¥286,050
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	348,387	337,809
Deferred taxes	(10,898)	(16,439)
Loss on sale or disposal of property, plant and equipment	12,846	12,973
Impairment loss on marketable securities and other investments	19,855	917
Equity in net (income) losses of affiliates	(9,940)	(366)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(38,453)	55,730
Increase / (decrease) in allowance for doubtful accounts	(1,369)	1,874
(Increase) / decrease in inventories	(38,833)	(54,755)
(Increase) / decrease in prepaid expenses and other current assets	(19,259)	(12,748)
(Increase) / decrease in non-current installment receivable for handsets	(40,010)	13,982
Increase / (decrease) in accounts payable, trade	(184,322)	(136,209)
Increase / (decrease) in accrued income taxes	(8,701)	(31,927)
Increase / (decrease) in other current liabilities	(21,153)	(3,022)
Increase / (decrease) in liability for employees’ retirement benefits	4,622	4,951
Increase / (decrease) in other long-term liabilities	32,445	37,196
Other, net	16,474	12,520

Net cash provided by operating activities	408,371	508,536

Cash flows from investing activities:
Purchases of property, plant and equipment	(302,124)	(249,126)
Purchases of intangible and other assets	(115,158)	(132,956)
Purchases of non-current investments	(46,913)	(8,992)
Proceeds from sale of non-current investments	550	9,124
Acquisitions of subsidiaries, net of cash acquired	27	(24,904)
Purchases of short-term investments	(3,334)	(33,758)
Redemption of short-term investments	2,494	6,718
Proceeds from redemption of long-term bailment for consumption to a related party	50,000	—
Other, net	(9,314)	(7,231)

Net cash used in investing activities	(423,772)	(441,125)

Cash flows from financing activities:
Proceeds from long-term debt	79,944	—
Repayment of long-term debt	(28,241)	(15,000)
Proceeds from short-term borrowings	200	138,149
Repayment of short-term borrowings	(1,958)	(138,149)
Principal payments under capital lease obligations	(1,385)	(1,696)
Payments to acquire treasury stock	(51,848)	—
Dividends paid	(102,307)	(100,190)
Other, net	(4)	(3)

Net cash provided by (used in) financing activities	(105,599)	(116,889)

Effect of exchange rate changes on cash and cash equivalents	(2,071)	572

Net increase (decrease) in cash and cash equivalents	(123,071)	(48,906)
Cash and cash equivalents at beginning of period	646,905	599,548

Cash and cash equivalents at end of period	¥523,834	¥550,642

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥17,786	¥675
Cash paid during the period for:
Interest, net of amount capitalized	2,008	3,122
Income taxes	266,295	242,683

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Basis of presentation:
The accompanying quarterly consolidated financial statements of NTT DoCoMo, Inc. and its subsidiaries (“DOCOMO”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.
2. Summary of significant accounting and reporting policies:
(1) Adoption of new accounting standards —
Accounting Standards Codification
Effective July 1, 2009, DOCOMO adopted the accounting pronouncement issued by Financial Accounting Standards Board (“FASB”) in June 2009 relating to “FASB Accounting Standards Codification” (“ASC”). This pronouncement established ASC as the single source of authoritative U.S. GAAP, and reorganized then-existing U.S. GAAP pronouncements into ASC. Upon the adoption of this pronouncement, the descriptions and references of accounting standards in DOCOMO’s financial statements are made in accordance with ASC. The adoption of this pronouncement did not have any impact on DOCOMO’s results of operations and financial position.
Business Combinations
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to business combinations. This pronouncement requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. This pronouncement also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date is required to be recognized and measured as a gain from a bargain purchase. The adoption of this pronouncement did not have a material impact on DOCOMO’s results of operations and financial position.
Noncontrolling Interests in Consolidated Financial Statements
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement requires noncontrolling interests held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This pronouncement also requires changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of this pronouncement, “Noncontrolling interests”, which was previously referred to as “Minority interests” and classified between “Total liabilities” and “Shareholders’ equity” in the consolidated balance sheets, is now included as a separate component of “Equity”. In addition, “Net income” in the consolidated statements of income and comprehensive income now includes net income or loss attributable to noncontrolling interests, which was previously referred to as “Minority interests” and deducted. As a result, the adoption of this pronouncement changed the presentation and disclosure of noncontrolling interests in the consolidated financial statements retrospectively, but did not have a material impact on DOCOMO’s results of operations and financial position.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Subsequent events
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in May 2009 relating to subsequent events. This pronouncement requires an entity to evaluate the effects of events that occur subsequent to the balance sheet date through the date the financial statements are either “issued” or “available to be issued” and disclose the date through which subsequent events have been evaluated. The adoption of this pronouncement did not have any impact on DOCOMO’s results of operations and financial position.
(2) Recent accounting pronouncements —
In June 2009, FASB issued the accounting pronouncement relating to Variable Interest Entity (“VIE”). This pronouncement contains new criteria for determining the primary beneficiary of a VIE, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. This pronouncement is effective for fiscal years beginning after November 15, 2009 and interim periods within those years. DOCOMO is currently evaluating the impact of adoption of this pronouncement on its result of operations and financial position.
(3) Reclassifications —
Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2009.
3. Equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.
In the general meeting of shareholders held on June 19, 2009, the shareholders approved cash dividends of ¥100,224 million or ¥2,400 per share, payable to shareholders recorded as of March 31, 2009, which were declared by the board of directors on April 28, 2009. The source of dividends was “Retained Earnings”. DOCOMO started to pay the dividends on June 22, 2009.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
On October 30, 2009, the board of directors declared cash dividends of ¥108,575 million or ¥2,600 per share, payable to shareholders recorded as of September 30, 2009. The source of dividends will be “Retained Earnings”. DOCOMO plans to start paying the dividends on November 20, 2009.
In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.
With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.
Issued shares and treasury stock —
DOCOMO acquired treasury stock at the request of dissenting shareholders, made pursuant to paragraph (1) of Article 797 of the Corporate Law of Japan, against the merger under which its eight regional subsidiaries were dissolved and merged into DOCOMO as of July 1, 2008.
The changes in the number of issued shares and treasury stock are summarized as follows, where fractional shares are rounded off:

	Number of issued	Number of treasury
	shares	stock
As of March 31, 2008	44,870,000	2,242,073

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	311,322
Acquisition of fractional shares	—	1

As of June 30, 2008	44,870,000	2,553,396

Acquisition of treasury stock at the request of dissenting shareholders against the merger	—	11,711
Acquisition of fractional shares	—	3

As of September 30, 2008	44,870,000	2,565,110

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	545,083
Retirement of treasury stock	(920,000)	(920,000)

As of March 31, 2009	43,950,000	2,190,193

As of September 30, 2009	43,950,000	2,190,193

Effective August 1, 2008, DOCOMO abolished the fractional share system.
DOCOMO has not issued shares other than shares of its common stock.
In the general meeting of shareholders held on June 20, 2008, the shareholders approved a stock repurchase plan under which DOCOMO could repurchase up to 900,000 shares at an aggregate amount not to exceed ¥150,000 million during the year started June 21, 2008. No resolution was made regarding stock repurchase plans in the general meeting of shareholders held on June 19, 2009.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Aggregate number and price of shares repurchased for six months and three months ended September 30, 2008 were as follows (no shares had been repurchased for six months ended September 30, 2009):

	Share/Millions of yen
	Six months ended	Six months ended
	September 30, 2008	September 30, 2009
Aggregate number of shares repurchased	323,037	—
Aggregate price of shares repurchased	¥51,848	—

	Share/Millions of yen
	Three months ended	Three months ended
	September 30, 2008	September 30, 2009
Aggregate number of shares repurchased	11,714	—
Aggregate price of shares repurchased	¥1,851	—
Per share data —
Per share data is summarized as follows:

	Yen
	Six months ended	Six months ended
	September 30, 2008	September 30, 2009
Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc.	¥8,174.69	¥6,817.99

	Yen
	Three months ended	Three months ended
	September 30, 2008	September 30, 2009
Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc.	¥4,092.43	¥3,288.86

	Yen
	September 30, 2009	March 31, 2009
NTT DoCoMo, Inc. shareholders’ equity per share	¥109,006.71	¥103,965.64

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
4. Segment reporting:
From a resource allocation perspective, DOCOMO views itself as having two business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided mainly through TV media, high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO plans to terminate mova services on March 31, 2012.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports.
Segment information is summarized as follows:

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
September 30, 2008	business	businesses	Consolidated
Operating revenues	¥1,081,720	¥15,818	¥1,097,538
Operating expenses	795,162	21,919	817,081

Operating income (loss)	¥286,558	¥(6,101)	¥280,457

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
September 30, 2009	business	businesses	Consolidated
Operating revenues	¥1,031,139	¥29,914	¥1,061,053
Operating expenses	796,867	30,782	827,649

Operating income (loss)	¥234,272	¥(868)	¥233,404

	Millions of yen
Six months ended	Mobile phone	Miscellaneous
September 30, 2008	business	businesses	Consolidated
Operating revenues	¥2,236,491	¥31,293	¥2,267,784
Operating expenses	1,648,917	41,921	1,690,838

Operating income (loss)	¥587,574	¥(10,628)	¥576,946

	Millions of yen
Six months ended	Mobile phone	Miscellaneous
September 30, 2009	business	businesses	Consolidated
Operating revenues	¥2,089,032	¥56,775	¥2,145,807
Operating expenses	1,599,529	61,055	1,660,584

Operating income (loss)	¥489,503	¥(4,280)	¥485,223

DOCOMO does not disclose geographical segments, since the amount of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
5. Contingencies:
Litigation —
As of September 30, 2009, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Guarantees —
DOCOMO applies ASC 460 “Guarantees”. ASC 460 requires a company that issues or modifies a guarantee to recognize an initial liability for the fair value of the obligations it has undertaken and disclose that information in its financial statements.
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.
DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.
Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO evaluates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
6. Fair value measurements:
ASC 820 “Fair Value Measurements and Disclosures” defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability as follows:

Level 1 —	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 —	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from observable markets data.
Level 3 —	Inputs are unobservable inputs for the asset or liability.
ASC 820 also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).
(1) Assets and liabilities measured at fair value on a recurring basis
DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.
DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at September 30, 2009 and March 31, 2009 were as follows:

	Millions of yen
	September 30, 2009
		Inputs used for measurement of fair value
	Total	Level 1	Level 2	Level 3
Assets
Available for sale securities	¥133,361	¥106,854	¥—	¥26,507
Derivatives	3,756	—	3,756	—

Total assets	¥137,117	¥106,854	¥3,756	¥26,507

Liabilities
Derivatives	¥2,389	¥—	¥2,389	¥—

Total liabilities	¥2,389	¥—	¥2,389	¥—

	Millions of yen
	March 31, 2009
		Inputs used for measurement of fair value
	Total	Level 1	Level 2	Level 3
Assets
Available for sale securities	¥112,967	¥112,967	¥—	¥—
Derivatives	3,433	—	3,433	—

Total assets	¥116,400	¥112,967	¥3,433	¥—

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Available-for-sale securities —
Available-for-sale securities include equity securities and debt securities. Marketable equity securities and debt securities which are valued using quoted prices in active markets for identical assets are classified as Level 1. Debt securities which have no active markets for identical assets are valued using unobservable inputs such as discount rate and therefore classified as Level 3.
Derivatives —
Derivative instruments are interest rate swap agreements and foreign currency option contracts. The fair value of these derivatives is measured at quoted prices valued by financial institutions using observable market inputs. Therefore, these derivatives are classified as Level 2.
(2) Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Such fair value measurements typically result from impairments. DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.
DOCOMO omitted the disclosure about assets and liabilities measured on a nonrecurring basis because of its immateriality.
7. Subsequent event:
There had been no significant subsequent event to be disclosed that occurred subsequent to the balance sheet date through November 4, 2009, when the accompanying quarterly consolidated financial statements were issued.